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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Tower Group, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
891777 10 4
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	891777 10 4

1	NAMES OF REPORTING PERSONS Michael H. Lee

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		2,901,125

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		90,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,901,125

WITH:	8	SHARED DISPOSITIVE POWER

		90,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,991,125

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	12.73%

12	TYPE OF REPORTING PERSON

	IN

SCHEDULE 13G
Item 1(a). Name of Issuer.
Tower Group, Inc. a Delaware Corporation
Item 1(b). Address of Issuer’s Principal Executive Offices.
120 Broadway, 31st Floor
New York, NY 10271
Item 2(a). Name of Person Filing.
Michael H. Lee
Item 2(b). Address of Principal Business Office.
120 Broadway, 31st Floor
New York, NY 10271
Item 2(c). Place of Organization.
United States of America
Item 2(d). Title of Class of Securities.
Common Stock
Item 2(e). CUSIP Number.
891777 10 4

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or Rule 13d-2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐ Investment company registered under Section 8 of the Investment Company Act;

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3©(14) of the Investment Company Act; or;

(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(j).
If this statement is file pursuant to Rule 13d-1©, check this box ☐

Item 4. Ownership.
(a)	Amount Beneficially Owned : 2,991,125

(b)	Percent of Class : 12.73%

(c)	Number of shares as to which such person has :
(i)	Sole power to vote or to direct the vote : 2,901,125

(ii)	Sole power to vote or to direct the vote : 90,000 shares issuable upon the exercise of stock options held by Helen Lee, Mr. Lee’s wife.

(iii)	Sole power to vote or to direct the vote : 2,901,125

(iv)	Sole power to vote or to direct the vote : 90,000 shares issuable upon the exercise of stock options held by Helen Lee, Mr. Lee’s wife.
Item 5. Ownership of Five Percent or Less of a Class.
Not Applicable
Item 6. Ownership of More Than Five Percent on Behalf of Another Person.
Not Applicable

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.
Not Applicable
Item 8. Identification and Classification of Members of the Group.
Not Applicable
Item 9. Notice of Dissolution of Group.
Not Applicable
Item 10. Certification.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 17, 2009

By:	/s/ Michael H. Lee
	Name:	MICHAEL H. LEE
	Title:	President, CEO & Chairman of the Board

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